BofA Securities Europe SA

Form SBSE-A

Supplemental Filing Attachment:

7R Filing as of August 25, 2023

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 1

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

THE FAILURE TO DISCLOSE A DISCIPLINARY MATTER EITHER IN AN APPLICATION OR AN UPDATE WILL RESULT IN THE IMPOSITION OF A LATE DISCLOSURE FEE IN ACCORDANCE WITH NFA REGISTRATION RULE 210(c).

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration Investigations or Legal ("RIL") staff) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RIL staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences,

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Disclosures sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (800) 621-3570 or (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 3

OMB Numbers 3038-0023 and 3038-0072
NFA ID 0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an entity's stock; entitlement to vote or empowered to sell 10% or more of an entity's voting securities; contribution of 10% or more of an entity's capital; or entitlement to 10% or more of an entity's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an entity.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR: Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

ENTITY: any person other than an individual.

ENTITY FLOOR TRADER: an applicant that files or registrant that filed a Form 7-R to apply for

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 5

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

registration as a floor trader.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FLOOR TRADER ORDER ENTERER: an individual responsible for entry of orders from an Entity Floor Trader's own account.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INDIRECT OWNER: an individual who through agreement, holding companies, nominees, trusts or otherwise:
- is the owner of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- is entitled to vote 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an entity's equity securities, other than non-voting securities;
- is entitled to receive 10% or more of an entity's net profits; or
- has the power to exercise a controlling influence over an entity's activities that are subject to regulation by the Commission.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 6

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

NON-U.S. NATURAL PERSON: an individual who has not resided in the U.S. since reaching the age of 18 years.

OTHER NAME: For firms or sole proprietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see DBA). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

OUTSIDE DIRECTOR: an individual who is director of an applicant or registrant and who:
- is not an officer or employee of the applicant or registrant;
- is not engaged in or have direct supervisory responsibility over persons engaged in the solicitation of

  - or acceptance of customers' orders or retail forex customers' orders;

  - funds, securities or property for participation in a commodity pool;

  - a client's or prospective client's discretionary account;

  - leverage customers' orders for leverage transactions;

  - or acceptance of a swap agreement; or

- does not regularly have access to the keeping, handling or processing of:
  - transactions involving "commodity interests", as that term is defined in CFTC Regulation

----

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 7

OMB Numbers   3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

1.3(yy);

- customer funds, retail forex customer funds, leverage customer funds, foreign futures or foreign options secured amount, or adjusted net capital.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL - means, with respect to an applicant, a registrant, or a person required to be registered under the Act:

(1) an individual who is:
- a sole proprietor of a sole proprietorship;
- a general partner of a partnership;
- a director, president, chief executive officer, chief operating officer, chief financial officer, or a person in charge of a business unit, division or function subject to regulation by the Commission of a corporation, limited liability company or limited liability partnership;
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or
- a chief compliance officer; or

(2) an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:
- is the owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- is entitled to vote 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- has the power to sell or direct the sale of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities;
- is entitled to receive 10% or more of an applicant or registrant's net profits; or
- has the power to exercise a controlling influence over an applicant or registrant's activities that are subject to regulation by the Commission; or

(3) an entity that:
- is a general partner of a partnership; or
- is the direct owner of 10% or more of the outstanding shares of any class of an applicant or registrant's equity securities, other than non-voting securities; or

(4) an individual who or an entity that:

Firm Application (7R) Filed February 13, 2019   Page 8

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

- has contributed 10% or more of an applicant or registrant's capital unless such capital contribution consists of subordinated debt contributed by:

  – an unaffiliated bank insured by the Federal Deposit Insurance Corporation;

  ▪ an unaffiliated "foreign bank," as defined in 12 CFR 211.21(n) that currently operates an "office of a foreign bank," as defined in 12 CFR 211.21(t), which is licensed under 12 CFR 211.24(a);

  ▪ such office of an unaffiliated, licensed foreign bank; or

  ▪ an insurance company subject to regulation by any State,

  provided such debt is not guaranteed by an individual who or entity that is not a principal of the applicant or registrant.

For the purpose of answering Questions A, B, C, D, E, F, G, I and K of the Disciplinary Information sections, PRINCIPAL also means an individual described in (1), (2) or (4) above with respect to any entity whether or not the entity is an applicant, registrant, or a person required to be registered under the Act.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards of conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE: Section 152:   Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:   Mail fraud
Chapter 25:   Counterfeiting and forgery
Chapter 47:   Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:   Racketeering and Racketeering Influence

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 9

OMB Numbers   3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

Privacy Act and Paperwork Reduction Act Notice

Privacy Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2(c), 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act, 7 U.S.C. §§ 2(c), 6f, 6k, 6n, 6s, 12a and 23. Under Section 2(c), it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act, 7 U.S.C. §6d, it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act, 7 U.S.C. §6m, it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act, 7 U.S.C. §6s, it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act, 7 U.S.C. §23 and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for conducting an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader.

Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 10

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

With the exception of the social security number and Federal employer identification number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number and Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996, which allows the CFTC to use the social security number or taxpayer identifying number furnished to the CFTC as part of the registration process for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. Although voluntary, the furnishing of a social security number or Federal employer identification number assists the CFTC and NFA in identifying individuals and firms, and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

NFA makes available to the public on NFA website(s), including the Background Affiliation Status Information Center (BASIC), firm directories, business addresses, telephone numbers, registration categories, effective dates of registration, registration status, and disciplinary action taken concerning futures commission merchants, introducing brokers, commodity pool operators, commodity trading advisors, swap dealers, major swap participants and retail foreign exchange dealers and their associated persons and principals; non-natural person floor traders and their principals; and floor trader order enterers.

Additional information on Forms 7-R, 7-W, 8-R and 8-T is publicly available, and may be accessed by contacting the National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615, except for the following information, which is generally not available for public release unless required under the Freedom of Information Act (FOIA):

• The fingerprint card, including its demographic information;
• social security number;
• date of birth;
• location of birth;
• current residential address; and
• any supplementary information filed in response to the Form 8-R "Personal Information,"

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0518831   BOFA SECURITIES EUROPE SA

Submitted By   WEEMST5   TERRY WEEMS

"Disciplinary Information," "Matter Information," or "Disclosure Matter" sections, Form 8-T "Withdrawal Reasons," "Disciplinary Information," or "Matter Information" sections, and Form 7-W, "Additional Customer Information" sections.

The CFTC, or NFA acting in accordance with rules approved by the CFTC, may disclose to third parties any information provided on Forms 7-R, 7-W, 8-R and 8-T pursuant to the Commodity Exchange Act, 7 U.S.C. §1 et. seq., Privacy Act of 1974, 5 U.S.C. §552a (Privacy Act), and the Commission's Privacy Act routine uses published in the Federal Register, which may include, but is not limited to, disclosure to Federal, state, local, or foreign law enforcement or regulatory authorities acting within the scope of their jurisdiction or for their use in meeting responsibilities assigned to them by law. The information will be maintained and disclosures will be made in accordance with CFTC Privacy Act System of Records Notice CFTC-12, National Futures Association (NFA) Applications Suite System (Exempted), CFTC-10, Investigatory Records (Exempted), or another relevant System of Records Notice, available from the CFTC "Privacy Program" page, http://www.cftc.gov/Transparency/PrivacyOffice.

If an individual believes that information on the forms is confidential, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under FOIA, 5 U.S.C. §552. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to a FOIA request. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request.

This notice is provided in accordance with the requirements of the Privacy Act, 5 U.S.C. §552a(e)(3), and summarizes some of an individual's rights under the Privacy Act, 5 U.S.C. §552a. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's published System of Records Notices, which describe the existence and character of each system of records maintained by the CFTC, available at the CFTC "Privacy Program" page.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

Paperwork Reduction Act Notice

OMB Numbers 3038-0023 and 3038-0072

You are not required to provide the information requested on a form subject to the Paperwork

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 7-W, Form 8-R and Form 8-T may vary depending upon individual circumstances. The estimated average times are:

Form 7-R
FCM   0.6 hours
SD   1.1 hours
MSP   1.1 hours
RFED   0.6 hours
IB   0.5 hours
CPO   0.5 hours
CTA   0.5 hours
FT   0.6 hours

Form 7-W   0.1 hours
Form 8-R   1.0 hours
Form 8-T   0.2 hours.

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 13

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

Firm Application (7R) Filed February 13, 2019   Page 14

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Business Information

Business Address	51 RUE LA BOETIE PARIS 75008 FRANCE
Phone Number	+33.1.8770.0000
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	Not provided.
Federal EIN	98-1453372
CRD ID	Not provided.
Form of Organization	OTHER
Location	FRANCE
Other Names	BOFAML SECURITIES EUROPE SA DBA NOT IN USE

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Location of Business Records

Business Records Address

51 RUE LA BOETIE
PARIS 75008
FRANCE

U.S. Address for Production of Business Records

The office of NFA located in New York, NY.

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 16

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

Holding Company Information

Name: MERRILL LYNCH GROUP HOLDINGS I, L.L.C.
10% or more interest? NO

Name: NB HOLDINGS CORPORATION
10% or more interest? YES

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR - BANQUE OF FRANCE)
AUTORITE DES MARCHES FINANCIERS (AMF - FINANCIAL MARKETS REGULATOR)

U.S. Regulator(s)

None.

OMB Numbers   3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR
- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR
- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR
- THE RECORD WAS EXPUNGED OR SEALED; OR
- A PARDON WAS GRANTED.

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   NO

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: NO

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

securities?

C. Is the firm or sole proprietor a party to any action, or is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 20

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **NO**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **NO**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0518831   BOFA SECURITIES EUROPE SA

Submitted By   WEEMST5   TERRY WEEMS

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **NO**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **NO**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **N/A**

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 22

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By WEEMST5   TERRY WEEMS

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions
and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an <u>adversary action</u> brought by,   **NO**
or on behalf of, a bankruptcy trustee?

For any "Yes" answer to the question above, has the firm or sole proprietor previously   **N/A**
provided NFA or the CFTC all supplemental documentation for all matters requiring a
"Yes" answer?

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

Contact Information

Registration Contact

JANE MICHAEL
DIRECTOR, EAC COMPL & OP RISK MGR
9000 SOUTHSIDE BLVD
FL9-200-04-16
JACKSONVILLE, FL 32256
UNITED STATES
Phone: 904-218-4044
E-mail: JANE.R.MICHAEL@BANKOFAMERICA.COM

Membership Contact

GENE PORTER
MANAGING DIR, EAC COMPL & OP RISK EXEC
9000 SOUTHSIDE BLVD
FL9-200-04-16
JACKSONVILLE, FL 32256
UNITED STATES
Phone: 904-218-4124
E-mail: GENE.E.PORTER@BANKOFAMERICA.COM

Accounting Contact

TERRY WEEMS
VP, EAC COMPL & OP RISK SPECIALIST
9000 SOUTHSIDE BLVD
FL9-200-04-16
JACKSONVILLE, FL 32256
UNITED STATES
Phone: 904-218-4614
E-mail: TERRY.WEEMS@BANKOFAMERICA.COM

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 24

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

Arbitration Contact

SAJID HUSSEIN
ASSOC GENERAL COUNSEL & MANAGING DIR
2 KING EDWARD ST
MAILCODE 473-808-05-01
LONDON EC1A 1HQ
UNITED KINGDOM
Phone: +44.20.7996.1165
E-mail: SAJID.HUSSEIN@BAML.COM

Compliance Contact

RIQUEZA FEASTER
MANAGING DIRECTOR, COMPL & OP RISK EXEC
ONE BRYANT PARK
NY1-100-17-05
NEW YORK, NY 10036
UNITED STATES
Phone: 212-449-4708
E-mail: RIQUEZA.FEASTER@BANKOFAMERICA.COM

Chief Compliance Officer

LOUIE MANTOUFEH
CHIEF COMPLIANCE OFFICER
2 PARK PLACE, UPPER HATCH ST
DUBLIN 2
IRELAND
Phone: +353.12439170
E-mail: LOUIE.MANTOUFEH@BAML.COM

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0518831   BOFA SECURITIES EUROPE SA

Submitted By   WEEMST5   TERRY WEEMS

Enforcement/Compliance Communication Contact

RIQUEZA FEASTER
MANAGING DIRECTOR, COMPL & OP RISK EXEC
ONE BRYANT PARK
NY1-100-17-05
NEW YORK, NY 10036
UNITED STATES
Phone: 212-449-4708
E-mail: RIQUEZA.FEASTER@BANKOFAMERICA.COM

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

National Futures Association

Firm Application (7R) Filed February 13, 2019   Page 27

OMB Numbers 3038-0023 and 3038-0072
NFA ID   0518831   BOFA SECURITIES EUROPE SA
Submitted By   WEEMST5   TERRY WEEMS

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

OMB Numbers 3038-0023 and 3038-0072

NFA ID   0518831   BOFA SECURITIES EUROPE SA

Submitted By   WEEMST5   TERRY WEEMS

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.



Business Information

Name	BOFA SECURITIES EUROPE SA
Form of Organization	OTHER
Country	FRANCE
Federal EIN	WJ0518831

Business Address

Street Address 1	51 RUE LA BOETIE
City	PARIS
Zip/Postal Code	75008
Country	FRANCE
Phone Number	+33.1.8770.0000
Fax Number	Not provided
Email	Not provided
Website/URL	Not provided
CRD/IARD ID	Not provided
	OTHER
	F



Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR

- THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR

- A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR

- THE RECORD WAS EXPUNGED OR SEALED; OR

- A PARDON WAS GRANTED.

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the charges;

- the classification of the offense, i.e., felony or misdemeanor;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an adversary action brought by a U.S. bankruptcy trustee?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily enjoined the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

No

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

No

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Enforcement/Compliance Communication Contact Information

First Name	DAN DAN
Last Name	LIU
Title	DIRECTOR, COMPL & OP RISK MGR
Street Address 1	ONE BRYANT PARK
Street Address 2	NY1-100-36-15
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES
Phone	646-855-2264
Email	DANDAN.LIU2@BOFA.COM



Entity Profile Information

NFA ID 0518831 BOFA SECURITIES EUROPE SA

Current Status Information

Branch ID	Status	Effective Date
	NFA MEMBER APPROVED	03/27/2019
	SWAP DEALER PROVISIONALLY REGISTERED	03/15/2019

Status History Information

Status	Effective Date
NFA MEMBER APPROVED	03/27/2019
SWAP DEALER PROVISIONALLY REGISTERED	03/15/2019
NFA MEMBER PENDING	02/13/2019
SWAP DEALER PENDING	02/13/2019

Outstanding Requirements

Annual Due Date: 4/1/2022

4S SUBMISSIONS IN REVIEW

ANNUAL MEMBERSHIP DUES INSUFFICIENT FOR 1/1/2022

FOREIGN INDUSTRY CHECK PENDING

Disciplined Employee Summary



Location of Business Records

Viewed on October 21, 2021

NFA ID 0518831 BOFA SECURITIES EUROPE SA

Street Address 1	51 RUE LA BOETIE
City	PARIS
Zip/Postal Code	75008
Country	FRANCE



Membership Contact Information

Membership Contact

First Name	JOHNESE
Last Name	PRICE JACKSON
Title	AVP BUSINESS CONTROL MGR
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4207
Email	JOHNESE.PRICE-JACKSON@BOFA.COM

Accounting Contact

First Name	CHERI
Last Name	DELAPP
Title	AVP SR BUSINESS CONTROL SPECIALIST
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4053
Email	CHERI.DELAPP@BOFA.COM

Arbitration Contact

First Name	BURKE
Last Name	SALLY
Title	ASSOC GENERAL COUNSEL & MANAGING DIR
Street Address 1	2 KING EDWARD ST
Street Address 2	MAILCD: 473-810-03-03
City	LONDON
Zip/Postal Code	EC1A 1HQ
Country	UNITED KINGDOM
Phone	+44.20.7995.1875
Email	SALLY.BURKE@BOFA.COM

Compliance Contact

First Name	DAN DAN
Last Name	LIU
Title	DIRECOR, COMPL & OP RISK MGR
Street Address 1	ONE BRYANT PARK
Street Address 2	NY1-100-36-15
City	NEW YORK
State (United States only)	NEW YORK
Zip/Postal Code	10036
Country	UNITED STATES
Phone	646-855-2264
Email	DANDAN.LIU2@BOFA.COM

Chief Compliance Officer Contact

First Name	FRANCK
Last Name	BESSOLES
Title	CHIEF COMPLIANCE OFFICER
Street Address 1	49-51 RUE LA BOETIE
Street Address 2	MAIL CODE: 333-850-01-01
City	PARIS
Zip/Postal Code	75008
Country	FRANCE
Phone	+33.1.87.70.01.18
Email	FRANCK.BESSOLES@BOFA.COM



Membership Information

Viewed on October 21, 2021

NFA ID 0518831 BOFA SECURITIES EUROPE SA

Indicate the category in which the Member intends to vote on NFA membership matters. SWAP DEALER

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? No



Non-U.S. Regulator Information

Viewed on October 21, 2021

NFA ID 0518831 BOFA SECURITIES EUROPE SA

AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTION (ACPR - BANQUE OF FRANCE)
AUTORITE DES MARCHES FINANCIERS (AMF - FINANCIAL MARKETS REGULATOR)



Other Names

NFA ID 0518831 BOFA SECURITIES EUROPE SA

BOFAML SECURITIES EUROPE SA
DBA   NOT IN USE



Principal Information

Individual Information

NFA ID	0527665
Name	BESSOLES, FRANCK
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-24-2020

NFA ID	0518519
Name	CARP, GEORGE CARL
TItle(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-05-2021

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-14-2019

NFA ID	0523939
Name	DHERS, HUBERT GUILLAUME
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-20-2019

NFA ID	0518916
Name	FINUCANE, ANNE MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED

Effective Date	02-13-2019
NFA ID	0524289
Name	FLEURIOT, PIERRE CHRISTIAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-30-2019
NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-15-2019
NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-21-2021
NFA ID	0261748
Name	MONTAG, THOMAS KELL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-13-2019
NFA ID	0535182
Name	SARTORIUS, MARIE HELENE HENRIETTE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-14-2020
NFA ID	0488315
Name	SIMPSON, PAUL HOWARD
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No

Status	APPROVED
Effective Date	02-13-2019

NFA ID	0402655
Name	THOMPSON, BRUCE ROBERT
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-13-2019

NFA ID	0496129
Name	ZAIMI, SANAZ
Title(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-25-2019

Holding Company Information

NFA ID	0308530
Full Name	NB HOLDINGS CORPORATION
10% or More Interest	Yes
Status	APPROVED
Effective Date	03-18-2019



Registration Contact Information

Viewed on October 21, 2021

NFA ID 0518831 BOFA SECURITIES EUROPE SA

First Name	JOHNESE
Last Name	PRICE JACKSON
Title	AVP BUSINESS CONTROL MGR
Street Address 1	9000 SOUTHSIDE BLVD
Street Address 2	FL9-200-04-16
City	JACKSONVILLE
State (United States only)	FLORIDA
Zip/Postal Code	32256
Country	UNITED STATES
Phone	904-218-4207
Email	JOHNESE.PRICE-JACKSON@BOFA.COM



U.S. Address for the Production of Business Records

NFA ID 0518831 BOFA SECURITIES EUROPE SA

Office of NFA located in New York, NY

BofA Securities Europe SA

7R updated Principals as of December 29, 2021



Principal Information

Individual Information

NFA ID	**0527665**
Name	**BESSOLES, FRANCK**
Title(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-24-2020**

NFA ID	**0518519**
Name	**CARP, GEORGE CARL**
Title(s)	**DIRECTOR** **CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-05-2021**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-14-2019**

NFA ID	**0523939**
Name	**DHERS, HUBERT GUILLAUME**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-20-2019**

NFA ID	**0518916**
Name	**FINUCANE, ANNE MARIE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**02-13-2019**
NFA ID	**0524289**
Name	**FLEURIOT, PIERRE CHRISTIAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-30-2019**
NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
TItle(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-15-2019**
NFA ID	**0487786**
Name	**MENSAH, BERNARD AMPONSAH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-21-2021**
NFA ID	**0535182**
Name	**SARTORIUS, MARIE HELENE HENRIETTE**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-14-2020**
NFA ID	**0544284**
Name	**YUNG, SUSAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-23-2021**
NFA ID	**0496129**
Name	**ZAIMI, SANAZ**
TItle(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-25-2019**

Holding Company Information

NFA ID	**0308530**
Full Name	**NB HOLDINGS CORPORATION**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**03-18-2019**

BofA Securities Europe SA

7R updated Principals as of February 1, 2022



Principal Information

Individual Information

NFA ID	**0527665**
Name	**BESSOLES, FRANCK**
Title(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-24-2020**

NFA ID	**0518519**
Name	**CARP, GEORGE CARL**
Title(s)	**DIRECTOR** **CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-05-2021**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-14-2019**

NFA ID	**0523939**
Name	**DHERS, HUBERT GUILLAUME**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-20-2019**

NFA ID	**0518916**
Name	**FINUCANE, ANNE MARIE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**02-13-2019**
NFA ID	**0524289**
Name	**FLEURIOT, PIERRE CHRISTIAN**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-30-2019**
NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
Title(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-15-2019**
NFA ID	**0487786**
Name	**MENSAH, BERNARD AMPONSAH**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-21-2021**
NFA ID	**0535182**
Name	**SARTORIUS, MARIE HELENE HENRIETTE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-14-2020**
NFA ID	**0544284**
Name	**YUNG, SUSAN**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-23-2021**
NFA ID	**0496129**
Name	**ZAIMI, SANAZ**
Title(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER

10% or More Interest	No
Status	**APPROVED**
Effective Date	**02-25-2019**

Holding Company Information

NFA ID	**0308530**
Full Name	**NB HOLDINGS CORPORATION**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**03-18-2019**

BofA Securities Europe SA

7R updated Principals as of March 4, 2022



Principal Information

Individual Information

NFA ID	**0527665**
Name	**BESSOLES, FRANCK**
Title(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-24-2020**

NFA ID	**0518519**
Name	**CARP, GEORGE CARL**
Title(s)	**DIRECTOR**
	CHIEF FINANCIAL OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-05-2021**

NFA ID	**0470677**
Name	**DE WECK, PIERRE JACQUES PHILIPPE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-14-2019**

NFA ID	**0523939**
Name	**DHERS, HUBERT GUILLAUME**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-20-2019**

NFA ID	**0518916**
Name	**FINUCANE, ANNE MARIE**
Title(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**02-13-2019**
NFA ID	**0524289**
Name	**FLEURIOT, PIERRE CHRISTIAN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-30-2019**
NFA ID	**0546868**
Name	**HOLTZ, VANESSA KARIN YAELLE**
TItle(s)	**DIRECTOR**
	CHIEF EXECUTIVE OFFICER
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-01-2022**
NFA ID	**0519761**
Name	**LILLY, SHANNON LEON**
TItle(s)	**HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-15-2019**
NFA ID	**0487786**
Name	**MENSAH, BERNARD AMPONSAH**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-21-2021**
NFA ID	**0546519**
Name	**MORISSEAU, JEROME**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**03-04-2022**
NFA ID	**0535182**
Name	**SARTORIUS, MARIE HELENE HENRIETTE**
TItle(s)	**DIRECTOR**

10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-14-2020**

NFA ID	**0544284**
Name	**YUNG, SUSAN**
Title(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**12-23-2021**

Holding Company Information

NFA ID	**0308530**
Full Name	**NB HOLDINGS CORPORATION**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**03-18-2019**

BofA Securities Europe SA

7R updated Principals as of July 18, 2022



Principal Information

Individual Information

NFA ID	0549933
Name	BESSANT, CATHERINE POMBIER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2022

NFA ID	0527665
Name	BESSOLES, FRANCK
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-24-2020

NFA ID	0518519
Name	CARP, GEORGE CARL
TItle(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-05-2021

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-14-2019

NFA ID	0523939
Name	DHERS, HUBERT GUILLAUME
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	08-20-2019
NFA ID	0518916
Name	FINUCANE, ANNE MARIE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-13-2019
NFA ID	0524289
Name	FLEURIOT, PIERRE CHRISTIAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-30-2019
NFA ID	0546868
Name	HOLTZ, VANESSA KARIN YAELLE
TItle(s)	DIRECTOR CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-01-2022
NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-15-2019
NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-21-2021
NFA ID	0546519
Name	MORISSEAU, JEROME
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	03-07-2022

NFA ID	0535182
Name	SARTORIUS, MARIE HELENE HENRIETTE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-14-2020

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2021

Holding Company Information

NFA ID	0308530
Full Name	NB HOLDINGS CORPORATION
10% or More Interest	Yes
Status	APPROVED
Effective Date	03-18-2019

BofA Securities Europe SA

7R updated Non-U.S. Regulator(s) During The Past 5 Years as of December 22, 2022



Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
FRANCE	AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTIUON
FRANCE	AUTORITÉ DES MARCHÉS FINANCIERS
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
SWITZERLAND	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY
FRANCE	EUROPEAN CENTRAL BANK

BofA Securities Europe SA

7R updated Non-U.S. Regulator(s) During The Past 5 Years as of January 23, 2023



Non-U.S. Regulator Information

Viewed on December 28, 2022

NFA ID 0518831 BOFA SECURITIES EUROPE SA

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
FRANCE	AUTORITE DE CONTROLE PRUDENTIEL ET DE RESOLUTIUON
FRANCE	AUTORITÉ DES MARCHÉS FINANCIERS
INDIA	SECURITIES AND EXCHANGE BOARD OF INDIA
SWITZERLAND	SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY
GERMANY	EUROPEAN CENTRAL BANK

BofA Securities Europe SA

7R updated Principals as of January 23, 2023


Individual Information

NFA ID	0549933
Name	BESSANT, CATHERINE POMBIER
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2022

NFA ID	0527665
Name	BESSOLES, FRANCK
Title(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-24-2020

NFA ID	0518519
Name	CARP, GEORGE CARL
Title(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-05-2021

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
Title(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-14-2019

NFA ID	0523939
Name	DHERS, HUBERT GUILLAUME
Title(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	08-20-2019
NFA ID	0524289
Name	FLEURIOT, PIERRE CHRISTIAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-30-2019
NFA ID	0546868
Name	HOLTZ, VANESSA KARIN YAELLE
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-01-2022
NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-15-2019
NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-21-2021
NFA ID	0546519
Name	MORISSEAU, JEROME
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-07-2022
NFA ID	0535182
Name	SARTORIUS, MARIE HELENE HENRIETTE
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	12-14-2020

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2021

Holding Company Information

NFA ID	0308530
Full Name	NB HOLDINGS CORPORATION
10% or More Interest	Yes
Status	APPROVED
Effective Date	03-18-2019

BofA Securities Europe SA

7R updated Principals as of March 2, 2023



Principal Information

Individual Information

NFA ID	0549933
Name	BESSANT, CATHERINE POMBIER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2022

NFA ID	0527665
Name	BESSOLES, FRANCK
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-24-2020

NFA ID	0518519
Name	CARP, GEORGE CARL
TItle(s)	DIRECTOR CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-05-2021

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-14-2019

NFA ID	0523939
Name	DHERS, HUBERT GUILLAUME
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED

Effective Date	08-20-2019

NFA ID	0524289
Name	FLEURIOT, PIERRE CHRISTIAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-30-2019

NFA ID	0546868
Name	HOLTZ, VANESSA KARIN YAELLE
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-01-2022

NFA ID	0554884
Name	HUSON, GEOFFREY ROY
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-01-2023

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-15-2019

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-21-2021

NFA ID	0546519
Name	MORISSEAU, JEROME
TItle(s)	DIRECTOR

10% or More Interest	No
Status	APPROVED
Effective Date	03-07-2022

NFA ID	0535182
Name	SARTORIUS, MARIE HELENE HENRIETTE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-14-2020

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2021

Holding Company Information

NFA ID	0308530
Full Name	NB HOLDINGS CORPORATION
10% or More Interest	Yes
Status	APPROVED
Effective Date	03-18-2019

BofA Securities Europe SA

7R updated Principals as of May 23, 2023



Principal Information

Individual Information

NFA ID	0549933
Name	BESSANT, CATHERINE POMBIER
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	07-05-2022

NFA ID	0527665
Name	BESSOLES, FRANCK
TItle(s)	CHIEF COMPLIANCE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	02-24-2020

NFA ID	0518519
Name	CARP, GEORGE CARL
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	03-05-2021

NFA ID	0470677
Name	DE WECK, PIERRE JACQUES PHILIPPE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	02-14-2019

NFA ID	0523939
Name	DHERS, HUBERT GUILLAUME
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	08-20-2019

NFA ID	0524289
Name	FLEURIOT, PIERRE CHRISTIAN
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	08-30-2019

NFA ID	0546868
Name	HOLTZ, VANESSA KARIN YAELLE
TItle(s)	DIRECTOR
	CHIEF EXECUTIVE OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-01-2022

NFA ID	0554884
Name	HUSON, GEOFFREY ROY
TItle(s)	CHIEF FINANCIAL OFFICER
10% or More Interest	No
Status	APPROVED
Effective Date	03-01-2023

NFA ID	0519761
Name	LILLY, SHANNON LEON
TItle(s)	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	02-15-2019

NFA ID	0487786
Name	MENSAH, BERNARD AMPONSAH
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	05-21-2021

NFA ID	0546519
Name	MORISSEAU, JEROME
TItle(s)	DIRECTOR
10% or More Interest	No

Status	APPROVED
Effective Date	03-07-2022

NFA ID	0535182
Name	SARTORIUS, MARIE HELENE HENRIETTE
TItle(s)	DIRECTOR
10% or More Interest	No
Status	APPROVED
Effective Date	12-14-2020

NFA ID	0544284
Name	YUNG, SUSAN
TItle(s)	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION
10% or More Interest	No
Status	APPROVED
Effective Date	12-23-2021

Holding Company Information

NFA ID	0308530
Full Name	NB HOLDINGS CORPORATION
10% or More Interest	Yes
Status	APPROVED
Effective Date	03-18-2019

BofA Securities Europe SA

7R updated Principals as of August 25, 2023

To make changes click Update.

Update

Individual Information

Total Individual Principals: 11

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NFA ID	Name	TItle(s)	10% or More Interest	Status	Effective Date
0527665	BESSOLES, FRANCK	CHIEF COMPLIANCE OFFICER	N	APPROVED	02-24-2020
0470677	DE WECK, PIERRE JACQUES PHILIPPE	DIRECTOR	N	APPROVED	02-14-2019
0523939	DHERS, HUBERT GUILLAUME	HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	08-20-2019
0524289	FLEURIOT, PIERRE CHRISTIAN	DIRECTOR	N	APPROVED	08-30-2019
0546868	HOLTZ, VANESSA KARIN YAELLE	DIRECTOR CHIEF EXECUTIVE OFFICER	N	APPROVED	03-01-2022
0554884	HUSON, GEOFFREY ROY	CHIEF FINANCIAL OFFICER	N	APPROVED	03-01-2023
0519761	LILLY, SHANNON LEON	HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION	N	APPROVED	02-15-2019
0487786	MENSAH, BERNARD AMPONSAH	DIRECTOR	N	APPROVED	05-21-2021
0546519	MORISSEAU, JEROME	DIRECTOR	N	APPROVED	03-07-2022
0535182	SARTORIUS,	DIRECTOR	N	APPROVED	12-14-2020